i-80 Gold Reports Q2 2023 Operating Results

Reno, Nevada, August 2, 2023 – i-80 GOLD CORP. (TSX:IAU) (NYSE:IAUX) (“i-80”, or the “Company”) reports its operating and financial results for the three and six months ended June 30, 2023. i-80’s Consolidated Interim Financial Statements (“financial statements”), as well as i-80’s Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) for the three and six months ended June 30, 2023, are available on the Company’s website at www.i80gold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Unless otherwise stated, all amounts referred to herein are in U.S. dollars.
Highlights

Second Quarter

•Gold sales of 4,329 ounces at a realized gold price of $1,9521.
•6,651 tons of mineralized material sold for proceeds of $2.8 million.
•Continued expansion of gold and polymetallic mineralization at Ruby Hill.
•Received approval of workplan for additional Ruby Hill exploration.
•Continued underground core drilling delineation of the CSD Gap ore body at McCoy-Cove (13,350 feet).
•Began drilling infill holes at South Pacific Zone at Granite Creek (4,800 ft).
•Completed 1,193 feet of development at McCoy Cove, with 143 feet remaining to complete the exploration ramp.
•Completed 3,578 feet of horizontal advance at Granite Creek.
•Entered into an oxide ore sale and purchase agreement (“Ore Sale Agreement”) with a third party.
•13,650 tons of material hauled to a third party from Granite Creek for processing under the Ore Sale Agreement.
•Increased the size of the land package at Ruby Hill by more than 34% with the FAD property acquisition.

Year to Date

•Gold sales of 6,678 ounces at a realized gold price of $1,9431.
•Completed 2,501 feet of exploration ramp development at McCoy-Cove.
•Completed 5,481 feet of horizontal development at Granite Creek.
•19,966 tons of material hauled to a third party from Granite Creek for processing.
•A total of 112,728 feet (core and RC) drilled by the end of the second quarter, with multiple positive results to expand mineralization further.

“In the second quarter we continued to develop and completed “proof of concept” mining on multiple zones at the Granite Creek mine, completed the acquisition of Paycore Minerals to further consolidate the Eureka District, negotiated an Ore Sale and Purchase agreement for oxide mineralization and recently completed an equity raise to bolster the Company’s balance sheet”, stated Ryan Snow, Chief Financial Officer of i-80. “We continue to generate revenue from the Lone Tree and Ruby Hill residual leach programs as we advance exploration and definition drilling at Granite Creek, McCoy-Cove and Ruby Hill. With the additional capital raise, we will continue to advance i-80's projects towards our ultimate goal of building a mid-tier Nevada focused producer."

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)	2023	2022	2023	2022

Revenue	11,310	6,383	15,859	9,247
Cost of sales(1)	(12,188)	(3,966)	(18,731)	(5,498)
Depletion, depreciation and amortization(1)	(2,724)	(655)	(4,145)	(823)
Mine operating income (loss)	(3,602)	1,762	(7,017)	2,926

Expenses
Exploration, evaluation, and pre-development	11,095	12,132	20,074	21,386
General and administrative	4,397	4,565	9,588	7,838
Property maintenance	2,781	464	5,230	789
Share-based payments	903	547	2,211	1,989
Operating loss	(22,778)	(15,946)	(44,120)	(29,076)
(1)    For the three and six months ended June 30, 2023, includes an inventory impairment of 4.5 million and 8.5 million, respectively.

Production and sales totaled 4,329 gold ounces for the quarter and 6,678 gold ounces year to date (YTD) at a realized gold price of $1,952 and $1,943 per ounce sold1, respectively, additionally, during the second quarter the Company sold 6,651 tons of mineralized material for proceeds of $2.8 million

Exploration, evaluation, and pre-development costs were $11.1 million and $20.1 million for the three and six months ended June 30, 2023. This expenditure mainly reflects the exploration and pre-development work at McCoy-Cove and Ruby Hill.

Lone Tree

Lone Tree is expected to become the hub of i-80’s Nevada operations and the central processing facility for gold mineralization from the Granite Creek, McCoy-Cove and Ruby Hill underground gold deposits. Importantly, Lone Tree is host to infrastructure that, following successful refurbishment efforts, will position i-80 as one of only three companies in the United States capable of processing both oxide and refractory mineralization.

During the first half of 2023, the Company continued leaching the residual material on the pads as planned and shipped approximately 3,459 ounces of gold on loaded carbon from site for further processing. Additionally, the Company continued to advance the engineering study and cost estimate for the restart of the autoclave.

Lone Tree produced and sold from its residual leaching activities 2,700 ounces of gold during the quarter and 3,363 ounces of gold YTD at a realized gold price of $1,983 and $1,979 per ounce sold1, respectively.

Granite Creek

Refractory material has been shipped to the Twin Creeks facility for processing under the toll milling agreement that is in place with Nevada Gold Mines LLC (“NGM”). Processing of refractory material delivered to NGM will commence once the contractual initial tonnage of refractory mineralized material is delivered. Mining to date has encountered significantly more oxide (non-refractory) mineralized material than expected leading to less refractory tons delivered to NGM. Starting in Q2 2023, the oxide mineralized material from Granite Creek has been stockpiled and subsequently shipped to a third party as part of the Ore Sale Agreement. During the quarter the Company sold 6,651 tons of mineralized material under the Ore Sale Agreement for proceeds of $2.8 million .

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

McCoy-Cove

The Cove deposit and the McCoy-Cove Property is expected to be the core asset in the Company’s “hub and spoke” business plan and likely the highest-grade gold deposit in i-80’s portfolio. Underground delineation drilling continued during Q2 with 13,350 feet of core drilled yielding extremely positive results including the previously released assay results for hole iCHU23-11 which indicated 15.7 g/t Au over 22.5 meters and 18.9 g/t Au over 29.3 meters.

Expenditures continued during the quarter on the exploration ramp and hydrology studies, and engineering of de-watering and mining options. During the three and six month periods of 2023, development footage completed was 1,193 feet and 2,501 feet, respectively. As of the second quarter, the remaining footage development to complete the exploration ramp at McCoy-Cove was 143 feet.

Ruby Hill

During the second quarter of 2023, drilling at Ruby Hill was focused on advancing exploration and delineation of multiple CRD mineralized discoveries. Including the previously released assay results of hole iRH23-10 which indicated 0.6 g/t Au, 165.6 g/t Ag, 6.7% Zn, and 6.6% Pb, over 13.4 meters (East Hilltop CRD discovery). Definition and expansion drilling of high-grade polymetallic mineralization along the Hilltop fault structure remains a priority. 13,439 feet of core drilling and 13,275 feet of RC drilling was completed during the quarter. In addition to drilling at Hilltop, multiple holes are being drilled for infill of the Blackjack Zone. A workplan was approved late in Q2 that will allow for additional exploration drill pads and roads to be built south of the current Hilltop drilling.

Residual leaching activities at Ruby Hill produced and sold 1,629 ounces of gold during the quarter and 2,871 ounces of gold YTD at a realized gold price of $1,899 and $1,901 per ounce sold1, respectively.

The Company will hold a conference call and webcast on August 3, 2023, commencing at 10:00 am ET to discuss its second quarter results and answer questions from participants.

Conference Call Participant Details
Webcast URL:	https://app.webinar.net/Z6rA1Gg1JW5
Phone Number Information:	North American Toll-free: 1-888-664-6383
Local Toronto: 1-416-764-8650
Qualified Persons

Tyler Hill, CPG-12146, Chief Geologist, and Tim George, PE, Mining Operations Manager, at i-80 have reviewed this press release and are the Qualified Persons for the information contained herein and are a "Qualified Person" within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio with processing at i-80’s centralized milling facilities. i-80 Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold’s portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

For further information, please contact:
Ewan Downie – CEO
Matt Gili – President & COO
Matthew Gollat – EVP Business & Corporate Development
1.866.525.6450
Info@i80gold.com
www.i80gold.com
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Forward-looking information
Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, results of operation outcomes and timing of updated technical studies at the Company's mineral projects, timing to advance mineral projects to production and advance permitting and feasibility work on the on its mineral projects and future production, development and exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labor unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to i-80's filings with Canadian securities regulators, including the most recent Annual Information Form, available on SEDAR at www.sedar.com.
NON-IFRS FINANCIAL PERFORMANCE MEASURES
The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS in this document. These include: adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's Financial Statements.
Definitions
Adjusted earnings / (loss) and adjusted earnings / (loss) per share excludes from net earnings / (loss) significant write-down adjustments and the gain / (loss) from financing instruments.
Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges and gains or losses derived from the offtake agreement with Orion.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Average realized gold price per ounce of gold sold
Average realized gold price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. It may not be comparable to information in other gold producers’ reports and filings.

		Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)(i)		2023	2022	2023	2022

Nevada production
Revenue per financial statements		$8,490	6,382	13,038	9,246
Silver revenue from mining operations		$(41)	(32)	(62)	(39)
Gold revenue from mining operations		$8,449	6,350	12,976	9,207
Ounces of gold sold	ounce	4,329	3,507	6,678	4,996
Average realized gold price	$/ounce	1,952	1,811	1,943	1,843

Lone Tree
Revenue per financial statements		$5,371	1,827	6,675	3,459
Silver revenue from mining operations		$(15)	(10)	(19)	(17)
Gold revenue from mining operations		$5,356	1,818	6,656	3,442
Ounces of gold sold	ounce	2,700	941	3,363	1,785
Average realized gold price	$/ounce	1,983	1,931	1,979	1,928

Ruby Hill
Revenue per financial statements		$3,119	4,555	5,502	5,788
Silver revenue from mining operations		$(26)	(22)	(42)	(22)
Gold revenue from mining operations		$3,093	4,533	5,460	5,765
Ounces of gold sold	ounce	1,629	2,565	2,871	3,211
Average realized gold price	$/ounce	1,899	1,767	1,901	1,795

Granite Creek
Revenue per financial statements		$—	—	861	—
Silver revenue from mining operations		$—	—	—	—
Gold revenue from mining operations		$—	—	861	—
Ounces of gold sold	ounce	—	—	444	—
Average realized gold price	$/ounce	—	—	1,938	—
(i) May not add due to rounding.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Adjusted Earnings / (Loss)
Adjusted earnings / (loss) and adjusted earnings / (loss) per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted earnings / (loss) nor adjusted earnings / (loss) per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings / (loss) for the three and six months ended June 30, 2023 and 2022, to the net earnings / (loss) for each period.

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)(i)	2023	2022	2023	2022

Net income / (loss) for the period	$(15,962)	$19,276	$(29,078)	$(3,988)
Adjust for:
Gain on warrants	4,607	12,004	10,175	8,900
Gain on convertible loans	2,097	16,307	10,463	10,214
Gain on convertible debenture	900	—	900	—
Loss on deferred consideration	(351)	(792)	(778)	(1,636)
Gain / (loss) on fair value measurement of gold prepay derivative	838	4,084	(2,252)	4,084
Gain on fair value measurement of silver purchase derivative	1,309	9,125	452	9,125
Inventory net realizable value adjustment	(4,506)	—	(8,531)	—
Total adjustments	$4,894	$40,728	$10,429	$30,687
Adjusted loss for the period	$(20,856)	$(21,452)	$(39,507)	$(34,675)
Weighted average shares for the period	265,433,411	240,312,422	255,573,142	239,800,687
Adjusted loss per share for the period	$(0.08)	$(0.09)	$(0.15)	$(0.14)
(i) May not add due to rounding.